Exhibit 99.1

Ferrari releases its 2015 Annual Report and files its Form 20-F

Maranello (Italy), February 25, 2016 - Ferrari N.V. (NYSE/MTA: RACE) announced today that it has published its 2015 Annual Report and filed its 2015 Form 20-F, including financial statements for the fiscal year ended December 31, 2015, with the United States Securities and Exchange Commission (SEC).

Ferrari’s 2015 Annual Report and Ferrari’s annual report on Form 20-F are available under section Investors/Regulatory Filings and Press Releases on Ferrari’s website at http://corporate.ferrari.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials, which include Ferrari's audited financial statements, free of charge, through the contact below.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977